

Mail Stop 7010

September 14, 2007

Mamoru Saito
Chief Executive Officer
Amiworld, Inc.
60 E. 42nd Street, Suite 1225
New York, NY 10165

> **Re:** **Amiworld, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed September 4, 2007**
> **File No. 333-143566**

Dear Mr. Saito:

We have reviewed your filing and have the following comments.

Development Stage Enterprise

1. We have reviewed your response to comment 4 in our letter dated August 16, 2007. We also note the following in your filing:

   - Your operating expenses for the year ended December 31, 2005 were $309,084 or 86% of your operating expenses for the year ended December 31, 2006. We note your respective general and administrative expenses are relatively consistent year over year in your consolidated statements of income on page F-3.
   - Your net loss for the year ended December 31, 2005 was $308,559 compared to $336,849 for the year ended December 31, 2006.
   - Mamoru Saito, Chief Executive Officer, and Takahito Sakagami, President, have both been in their respective positions with your predecessor, Amiworld-NY since 1998.
   - Under Overview, beginning on page 20, you disclose the various businesses that you have operated since 1998, but do not discuss at any time being dormant.
   - You disclose on page F-6, that, "the Company continues to have other investment objectives, such as the pursuit of real estate, managed futures, technology and retail firms, and any other investments that offer short term gains that may be pursued in the future."

In light of the above, it appears that you have been in the development stage beyond one year pursuant to paragraph 9 of SFAS 7 rather than being dormant. As such, we repeat our prior comment 4 to revise your inception to date columns to reflect your inception date from your inception date of October 30, 1998.

Summary Financial Data, page 6

2. We note in your response that you have updated your summary financial data tables on page 6. However, in comparison to your consolidated statements of income and comprehensive income on page F-3, it does not appear that your tables on page 6 have been updated in response to our comment. Therefore, we repeat our prior comment 5 to include your comprehensive income for each period and include your minority interest net loss in your summary financial tables on page 6.

Results of Operations, page 22

3. You disclose that your costs and expenses increased $119,650 during the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. We note your discussion that this increase was attributable to increases in legal and other professional fees, wage expense, and advertising, marketing and public relations that totaled $81,496. Please expand your discussion to explain the remaining $38,154 increase. Please also expand your discussion of costs and expenses for the three month period ended June 30, 2007 and 2006. We note of the $71,478 increase, you only discuss $51,985.

Consolidated Statements of Income and Comprehensive Income, page F-3

4. We note your inclusion of rental income as revenue for the six months ended June 30, 2007. In consideration of your business description on page F-6 that your primary objective is developing your energy and energy related businesses, please reclassify your rental income as non-operating income. Refer to Rule 5-03.7 of Regulation S-X. In addition, revise your discussion under results of operations on page 22 accordingly. We also note your diagram on page 5 and discussion on page 27 that Odin Petroil is a related party. Please label your rental income as related party on the face of your financial statements. Refer to Rule 5-08(k) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-4

5. We have reviewed your response to comment 7 in our letter dated August 16, 2007. It does not appear that your auditor has revised his opinion to include an explanatory paragraph referencing the restatement or a label over each of the columns in the financial statements that have been restated. In addition, your note

8 does not include all of the adjustments that you have made in your cash flow statement from your Form SB-2 filed on June 5, 2007. Specifically, you reported net cash used by operating activities of ($184,883) for the year ended December 31, 2006. You now report net cash used for operating activities of $313,769 for the year ended December 31, 2006. Therefore, we repeat our prior comment 7 that the audit opinion include an explanatory paragraph referencing the restatement, label "as restated" over each of the columns that have been restated, and include in note 8, all of the adjustments that you have made to your consolidated statements of cash flows. Refer to paragraphs 25 and 26 of SFAS 154.

As appropriate, please amend your registration statement in response to these comments. You may contact Ryan Rohn at (202) 551-3739 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Andrew I. Telsey, Esq.
        12835 E. Arapahoe Road
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